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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PRICE LEGACY CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8 3/4% SERIES A CUMULATIVE
REDEEMABLE PREFERRED STOCK
(Title of Class of Securities)

741444301
(CUSIP Number of Class of Securities)

Jack McGrory
Chief Executive Officer
Price Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
(858) 675-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copies to:
Scott N. Wolfe, Esq.
Craig M. Garner, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 300
San Diego, California 92130
(858) 523-5400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$452,558,779	$90,512

*
Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. This amount is based on the exchange of 27,849,771 shares, representing all outstanding shares, of Price Legacy's 8 3/4% Series A Cumulative Redeemable Preferred Stock at $16.25 per share, which is the average of the high and low sales prices of the Series A preferred stock as reported on the Nasdaq National Market on November 20, 2003.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1 ☒ issuer tender offer subject to Rule 13e-4	☒ going private transaction subject to Rule 13e-3 ☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer    ☐

        This combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the "Schedule TO") relates to the offer by Price Legacy Corporation, a Maryland corporation ("Price Legacy"), to exchange, at the election of the holder, either shares of a new series of preferred stock of Price Legacy, to be designated 6.82% Series 1 Cumulative Redeemable Preferred Stock, or shares of Price Legacy's common stock for all outstanding shares of Price Legacy's 8 3/4% Series A Cumulative Redeemable Preferred Stock on the basis of 4.2 shares of common stock (or 1.05 shares of common stock after giving effect to Price Legacy's proposed 1-for-4 reverse stock split) or one share of Series 1 preferred stock, respectively, for each share of Series A preferred stock, on the terms and subject to the conditions set forth in the Offering Circular dated             , 2004 and in the related letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Exchange Offer"). Only shares of Series A preferred stock properly tendered (and not properly withdrawn) prior to the expiration date will be exchanged. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-3(d)(1) of the Securities Exchange Act of 1934, as amended.

        The information in the Offering Circular and the related letter of transmittal, copies of which are or will be filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to all or some of the items in this Schedule TO.

        As of the date of this Schedule TO, the Exchange Offer has not yet commenced. The Exchange Offer will commence upon the mailing of the Offering Circular and related letter of transmittal to the holders of Series A preferred stock.

Item 1.    Summary Term Sheet.

        The information set forth in the section entitled "Summary Term Sheet" of the Offering Circular is incorporated herein by reference.

Item 2.    Subject Company Information

        The name of the subject company is Price Legacy Corporation, a Maryland corporation. The address of Price Legacy's principal executive office is 17140 Bernardo Center Drive, Suite 300, San Diego, California 98128. The telephone number of its principal executive office is (858) 675-9400. The information set forth in the sections entitled "Summary Term Sheet," "The Exchange Offer" and "Price Range of Shares" of the Offering Circular is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        Price Legacy is the filing person and the subject company. The information set forth in the sections entitled "Management" and "Security Ownership of Certain Beneficial Owners and Management" of the Offering Circular is incorporated herein by reference. Unless otherwise indicated, the current business address of each person listed under General Instruction C to Schedule TO is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128. Each person listed under General Instruction C to Schedule TO is a citizen of the United States.

        Neither Price Legacy, nor, to the best of Price Legacy's knowledge, any of the other persons listed under General Instruction C to Schedule TO, has been (1) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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Item 4.    Terms of the Transaction.

        The information set forth in the sections entitled "Summary Term Sheet," "Special Factors," "The Exchange Offer," "Transactions and Agreements Involving Price Legacy's Securities," "Description of Price Legacy Capital Stock" and "Material Federal Income Tax Considerations Related to the Exchange Offer" of the Offering Circular is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections entitled "Transactions and Agreements Involving Price Legacy's Securities" and "Certain Relationships and Related Transactions" of the Offering Circular is incorporated herein by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals.

        The information set forth in the sections entitled "Special Factors," "The Exchange Offer" and "Transactions and Agreements Involving Price Legacy's Securities" of the Offering Circular is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the section entitled "The Exchange Offer" of the Offering Circular is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Transactions and Agreements Involving Price Legacy's Securities" of the Offering Circular is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        Neither Price Legacy nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Series A preferred stock with respect to the Exchange Offer.

Item 10.    Financial Statements.

        The information set forth in the sections entitled "Ratio of Earnings to Fixed Charges," "Book Value Per Share," "Selected Historical and Pro Forma Financial Data" and "Where You Can Find More Information" of the Offering Circular is incorporated herein by reference.

Item 11.    Additional Information.

        The information set forth in the section entitled "Special Factors" and "The Exchange Offer" of the Offering Circular and the entire Offering Circular is incorporated herein by reference.

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Item 12.    Exhibits.

(a)(1)(i)	Offering Circular dated , 2004.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offering Circular filed herewith as Exhibit (a)(1)(i)).
(d)	Form of Articles of Amendment and Restatement of Price Legacy.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference to Price Legacy's Preliminary Proxy Statement on Schedule 14A filed with the SEC on November 25, 2003.

Item 13.    Information Required by Schedule 13E-3.

        The information set forth in the sections entitled "Summary Term Sheet," "Special Factors," "The Exchange Offer," "Dividends," "Management," "Security Ownership of Certain Beneficial Owners and Management," "Transactions and Agreements Involving Price Legacy's Securities," "Certain Relationships and Related Transactions" and "Material Federal Income Tax Considerations Related to the Exchange Offer" of the Offering Circular is incorporated herein by reference.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 25, 2003
PRICE LEGACY CORPORATION
		By:	/s/ JACK MCGRORY
		Name:	Jack McGrory
		Title:	Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offering Circular dated , 2004.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offering Circular filed herewith as Exhibit (a)(1)(i)).
(d)	Form of Articles of Amendment and Restatement of Price Legacy.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference to Price Legacy's Preliminary Proxy Statement on Schedule 14A filed with the SEC on November 25, 2003.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX